UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EVINE Live Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300487105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.300487105	SCHEDULE 13G/A	Page 2 of 5

1	NAME OF REPORTING PERSONS Thomas D. Mottola
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,272,726 shares of Common Stock (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,272,726 shares of Common Stock (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,272,726 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.41% (2)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1)	Includes 1,481,365 shares of Common Stock issuable upon exercise of outstanding warrants. See Item 4 below.
(2)	Based upon 65,262,801 shares of Common Stock issued and outstanding as of November 28, 2017 as reported in the most recent Form 10-Q filed by the Issuer on December 4, 2017.

CUSIP NO.300487105	SCHEDULE 13G/A	Page 3 of 5

Item 1.

(a)	Name of Issuer.

EVINE Live Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

6740 Shady Oak Road, Eden Prairie, Minnesota 55344

Item 2.

(a)	Name of Person Filing

Thomas D. Mottola

(b)	Address of the Principal Office or, if none, Residence

c/o Private Management Services, Inc.

23 Old Kings Highway South, Suite 200

Darien, CT 06820

(c) Citizenship

United States

(d) Title	of Class of Securities

Common stock, par value $0.01 per share, of Issuer (the “Common Stock”)

(e) CUSIP	Number

300487105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: As of December 31, 2017, Mr. Mottola beneficially owned 2,272,726 shares of Common Stock based on the following:

(1)	791,361 shares of Common Stock held by Mr. Mottola individually.

(2)	992,063 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. Mottola individually,

CUSIP NO.300487105	SCHEDULE 13G/A	Page 4 of 5

having an exercise price of $2.90 per share, subject to adjustment in accordance with the terms of the warrants, and a term of five years. The warrants are exercisable from March 19, 2017 through and including September 19, 2021.

(3)	489,302 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. Mottola individually, having an exercise price of $1.76 per share, subject to adjustment in accordance with the terms of the warrants, and a term of five years. The warrants are exercisable from July 23, 2017 through and including January 23, 2022.

(b)	Percentage of class: 3.41%, based upon 65,262,801 shares of Common Stock issued and outstanding as of November 28, 2017 as reported in the most recent Form 10-Q filed by the Issuer on December 4, 2017.

(c)	Number of shares as to which the person has:

(1) Sole power to vote or to direct the vote: 2,272,726.

(2) Shared power to vote or to direct the vote: 0.

(3) Sole power to dispose or to direct the disposition of: 2,272,726.

(4) Shared power to dispose or to direct the disposition of: 0.

Item 5. Ownership of Five Percent of Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2018

/s/ Thomas D. Mottola

Thomas D. Mottola